

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Kristian Andresen, President
Respect Your Universe, Inc.
6533 Octave Avenue
Las Vegas, NV 89139

      Re: **Respect Your Universe, Inc.**
                  Amendment No. 2 for Registration Statement on Form S-1
                  File No.: 333-166171
                  Filed on July 26, 2010

Dear Mr. Andresen:

      We have reviewed your amendment and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1.   Please revise to clarify what you mean by "first phase," "second phase," and "third phase" prototypes.

Risk Factors, page 6

2.   We note your response to comment four of our letter dated August 6, 2010, and we reissue the comment in part. Please revise to include the cash available at the most practicable date, as opposed to the amount on your most recent balance sheet.

Description of Business, page 14

3.   We note that your test launch sold your initial designs on a third party website. Please disclose the amount of the 400 pieces of your initial design that you sold. Also, please discuss the types of products that were sold during the test launch, such as t-shirts, etc.

4.   We note the disclosure both in this section and in the summary that "we have begun marketing our brand by sponsoring UFC fighters, martial arts tournaments and general Las Vegas club and after-party events popular with MMA fans." Please discuss in greater detail the events that you have sponsored to date. To the extent that you need additional financing for such sponsorships, please disclose and discuss the estimated additional financing needed for this part of your business plan.

5.   Please provide clear disclosure throughout the prospectus that your website store is not yet operational.

6.   Provide a more detailed discussion as to the planned distribution of your products through third parties.

7.   Please discuss your competitive position in the industry and your methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

8.   Please disclose the total number of employees and the number of full-time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

9.   We note your response to comment 13 of our letter dated August 6, 2010 and we reissue the comment. We could not find any discussion of your milestones, including the timing and funding of them, in your amendment. In various places in your registration statement, you reference your business plans or strategy. Please revise to provide a description of your business plans and strategy, incorporating your prospective activities you mention like developing professional quality gear, signing endorsement deals with MMA competitors, opening up a distribution center, opening a retail store, distributing your products in national chain stores, introducing a spring collection, introducing another line, hiring employees, etc. Please describe the milestones necessary to achieve these goals, the timing of the milestones, and the funds necessary to achieve these milestones. Lastly, discuss the impact upon your time frame if you are unable to obtain the necessary capital.

10.   We note the disclosure on page 16 that the July 31, 2010 amount due under the consulting agreement has not yet been paid. We also note the disclosure that pursuant to the amended consulting agreement you have paid the June payment. Please update the disclosure. To the extent such payment continues to not be paid, provide clear disclosure as to when you plan to pay such amount outstanding and add appropriate risk factor disclosure.

11.   We note the exhibit 10.2 filed with this amendment. This is the initial consulting agreement, as revised to correct the error from comment 15 of our letter dated August 6, 2010. However, we note that the amendment to the consulting agreement is listed in the exhibits index as exhibit 10.2. We are unable to locate the amendment. Please file the amendment to the consulting agreement as an exhibit.

Unaudited financial statements for the three and six-month period ended June 30, 2010, page 34

12.   Please present an unaudited statement of stockholders' equity for the period from the latest fiscal year end of December 31, 2009 to the interim balance sheet date of June 30, 2010. Refer to Rule 8-03 of Regulation S-X.

Notes to Financial Statements, June 30, 2010, page 37

Note 4. Commitments, page 41

13.   We note from the first paragraph that "the remaining $68,286 was due on July 31, 2010 and is currently payable." Please revise to clarify whether the amount was due on June 30, 2010.

14.   We note that you describe the cash compensation in connection with your agreement with Exit 21. Please expand your disclosure to describe the equity compensation that has been issued to Exit 21 and the equity compensation issuable. In addition, describe how and when you account for the costs of the services provided by Exit 21.

Note 7 Subsequent Events, page 42

15.   We note on page 16 that you issued 500,000 shares of common stock to Exit 21 on August 11, 2010. Please disclose this issuance and any other significant issuances of common stock as subsequent events.

16.   Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Plan of Operations, page 43

Liquidity and Capital Resources, page 43

17.   We note on page 41 that you are committed to pay a consultant $780,000 between June 1, 2010 and May 1, 2011. Please expand your discussion to describe this commitment and clarify whether the $3,000,000 that you need to raise in the next year includes amounts that will satisfy the commitment.

18.   We note your response to comment 19 of our letter dated August 6, 2010 and we reissue
        it. Please revise to disclose your cash balance as of the most recent date practicable.
        Then identify each of your cash needs for the next year, including salary, if any, general
        and administrative expenses, financial reporting obligations, and costs to develop your
        product.   We note you only generally disclose that you will need $3,000,000 in the next
        year and $2,000,000 for the year after. With your available cash, it is unclear how you
        will meet your operating expenses in the next few months, let alone for the next 12
        months. For example, it appears you still owe Exit 21 $68,286 for a payment that was
        due on July 31, 2010 and will owe an ongoing payment of $65,000 per month. It is
        unclear how you will be able to pay for these expenses without raising additional capital,
        converting these amounts into unregistered securities, issue notes payable, or default on
        your obligations toward Exit 21. Please revise to clarify the consequence to the
        Company if it fails to raise additional capital or financing or if the timing to raise these
        additional amounts is not imminent. In addition, please revise your risk factors section to
        address these issues.

Directors, Executive Officers, Promoter and Control Persons, page 42

19.   We partially reissue comment 21 of our letter dated August 6, 2010. Please remove the
        promotional information from this section, such as the reference to Circle Productions
        Limited having $2 million in revenues and 40 employees.

Certain Relationships and Related Transactions, page 49

20.   We note your response to comment 23 of our letter dated August 6, 2010, and we reissue
        it in part. Please revise to clarify in this section that Transmission Films is controlled or
        affiliated with Mr. Andresen.

Part II

Recent Sales of Unregistered Securities, page 51

21.   We note your response to comment 26 of our letter dated August 6, 2010, and we reissue
        it in part. For each transaction, please discuss the facts supporting your reliance upon the
        exemption, as required by Item 701 of Regulation S-K. Please revise to clarify for each
        transaction, whether your sales of unregistered securities were issued to accredited
        investors. If any of the investors are not accredited, please revise to clarify whether they
        are sophisticated to meet the requirements of Rule 506 of Regulation D.

22.   We reissue comment 28 of our letter dated August 6, 2010. Please revise to disclose the
        services performed by your consultants for the shares issued in the November 2009
        transactions. We note the stock issuance to Mr. Wood and Mr. Pollack for services
        rendered.

        You may contact Steve Lo (202) 551-3394 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

 Fax: 702-562-9791